UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Mezzacappa Partners, LLC

(Name of Subject Company (Issuer))

Mezzacappa Partners, LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Christopher S. Nagle

Mezzacappa Management, LLC

630 Fifth Avenue, Suite 2600

New York, NY 10111

(212) 332-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Michael G Tannenbaum, Esq. and

Barry E. Breen, Esq.

Tannenbaum Helpern Syracuse & Hirschtritt LLP

900 Third Avenue

New York, NY 10022

November 14, 2006

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,400,000 (a)                    Amount of Filing Fee: $256.80(b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET

Mezzacappa Partners, LLC (the “Fund”) is offering to purchase Interests or portions thereof in the Fund in an amount up to $2,400,000 from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate Interest in the Fund a Member desires to redeem) calculated as of the Repurchase Date (as defined below). (As used in this Schedule TO, the term “Interest” or “Interests,” as the context requires, refers to the member’s interests in the Fund or portions thereof that constitute the class of security that is the subject of this Offer (as defined below) or the limited liability company interests in the Fund or portions thereof that are tendered by Members to the Fund pursuant to this Offer.) The Offer to purchase Interests will remain open until 12:00 midnight, New York time on Wednesday, December 13, 2006 (the “Initial Notice Date”), subject to any extension of the offer to purchase Interests (the “Offer”). The later of the Initial Notice Date or the latest time and date that the Fund designates as the deadline for Members to tender an Interest, or a portion of an Interest, for purchase is called the “Notice Date.” Members have the right to change their minds and withdraw any tenders of their Interests until 12:00 midnight New York time, on Wednesday, December 13, 2006 (the “Initial Expiration Date”), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer remains revocable is called the “Expiration Date.” The net asset value of Interests will be calculated for this purpose as of December 31, 2006 or, if the Offer is extended, on the last business day of the month following the month in which the Expiration Date occurs (in each case, the “Repurchase Date”). The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund’s audit for its fiscal year ending March 31, 2007, which the Fund expects will be completed by the end of May 2007 and that net asset value will be used to determine the final amount paid for tendered Interests.

Members may tender their entire Interest or a portion of their Interest (defined as a specific dollar value) up to an amount such that they maintain the minimum required capital account balance of $50,000 after the purchase of Interests. If a Member tenders its entire Interest (or a portion of its Interest) and the Fund purchases that Interest, the Fund will give the Member a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Member to be paid an amount equal to the net asset value, as of the Repurchase Date, of the repurchased Interest. The determination of the value of Interests as of the Repurchase Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements. The Note, which will be non-interest-bearing and non-transferable, is expected to contain terms providing for payment at two separate times as follows:

(a) The initial payment in respect of the Note (the “Initial Payment”) will be in an amount equal to at least 95% of the unaudited net asset value as of the Repurchase Date of the Interest tendered by the Member that is accepted for purchase by the Fund. The Initial Payment will be paid to the Member on or before the later of (1) 30 days after the Repurchase Date, or (2) if the Fund has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Interests, ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Board anticipates that in no event will the Initial Payment be made more than 60 days following the Repurchase Date.

(b) The second and final payment in respect of the Note (the “Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the net asset value of the repurchased Interest as of the Repurchase Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Repurchase Date occurs over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. Proceeds of the Initial Payment and the Post-Audit Payment will be wire transferred directly to an account designated by the Member.

A Member that tenders for purchase only a portion of such Member’s Interest will be required to maintain a capital account balance equal to at least $50,000. The Fund reserves the right to purchase less than the amount the Member tenders if the purchase would cause the Member’s capital account to have less than the required minimum balance of $50,000 or to repurchase the remainder of the Member’s Interest in the Fund. If the Fund accepts the tender of the Member’s entire Interest or a portion of such Member’s Interest, the Fund will make payment for Interests it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, withdrawals of its capital from the investment funds in which it invests, or borrowings.

Members that desire to tender an Interest, or a portion of an Interest, for purchase must do so by 12:00 midnight, New York time, on Wednesday, December 13, 2006 (or if the Offer is extended, by any later Notice Date). The Offer to Members remains revocable until 12:00 midnight, New York time, on Wednesday, December 13, 2006 (or if the Offer is extended, until any later Expiration Date). Until the Expiration Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Member’s tender of an Interest (or portion of an Interest) on or prior to Friday, January 12, 2006 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date.

If a Member would like the Fund to purchase its entire Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal to the Board of Managers (the “Board”), c/o Mezzacappa Management, LLC, 630 Fifth Avenue, Suite 2600, New York, New York 10111, Attn: Christopher Nagle; or (ii) fax it to the Board at (212) 332-5306, so that it is received before 12:00 midnight, New York time, on Wednesday, December 13, 2006. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO THE BOARD PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON WEDNESDAY, DECEMBER 13, 2006). The value of the Interests may change between September 30, 2006 (the last time prior to the date of this filing as of which net asset value was calculated) and December 31, 2006, the date as of which the value of the Interests being purchased will be determined. Members desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the managers of the investment funds in which it invests, may contact Mezzacappa Investors, LLC, the Fund’s investment manager (the “Investment Manager”), at (212) 332-2000 or at the address listed in Item 3 below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (New York time). Please see Item 4(a)(1)(ix) for a discussion regarding the procedures implemented in the event the offer is oversubscribed (i.e., Interests representing in excess of $2,400,000 are tendered).

Please note that just as each Member has the right to withdraw its tender, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, New York time, on Wednesday, December 13, 2006. Also realize that although the Offer expires on Wednesday, December 13, 2006, a Member that tenders its entire Interest will remain a Member of the Fund through December 31, 2006, when the net asset value of the Member’s Interest is calculated, notwithstanding the Fund’s acceptance of the Member’s Interest for purchase.

ITEM 2.	ISSUER INFORMATION

(a) The name of the issuer is Mezzacappa Partners, LLC. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 630 Fifth Avenue, Suite 2600, New York, New York 10111 and the telephone number is (212) 332-2000.

(b) The title of the securities that are the subject of the Offer is “limited liability company interests,” or portions thereof in the Fund. As of the close of business on September 31, 2006, there was approximately $27,311,623.40 outstanding in capital of the Fund, represented by Interests (based on the estimated unaudited net asset value of such Interests). Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to $2,400,000 that are tendered by and not withdrawn by Members as described above in Item 1, subject to any extension of the Offer.

(c) There is no established trading market for the Interests, and any transfer thereof is strictly limited by the terms of the Operating Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Fund and the subject company) is Mezzacappa Partners, LLC. The Fund’s principal executive office is located at 630 Fifth Avenue, Suite 2600, New York, New York 10111 and the telephone number is (212) 332-2000. The Fund is governed by a Board of Managers. The Investment Manager of the Fund is Mezzacappa Investors, LLC. The principal executive office of the Investment Manager is located at 630 Fifth Avenue, New York, New York 10111 and the telephone number is (212) 332-2000. The directors on the Board of Managers are Hans C. Mautner, Jeremy Sillem, David Feldman and Damon Mezzacappa. Their address is c/o Mezzacappa Partners, LLC, 630 Fifth Avenue, Suite 2600, New York, New York 10111 and their telephone number is (212) 332-2000.

ITEM 4.	TERMS OF THE TENDER OFFER

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to $2,400,000 that are tendered by Members by 12:00 midnight, New York time, on Wednesday, December 13, 2006 (or if the Offer is extended, by any later Expiration Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii) The value of the Interests tendered to the Fund for purchase will be their net asset value as of the close of business on the Repurchase Date (December 31, 2006 or, if the Offer is extended, the last business day of the month following the month in which the Expiration Date occurs). See Item 4(a)(1)(v) below.

Members may tender their entire Interest, or a portion of their Interest (defined as a specific dollar value) up to an amount such that they maintain the minimum required capital account balance of $50,000 after the purchase of Interests. Each Member that tenders its entire Interest or a portion thereof that is accepted for purchase will be given the Note, a non-interest bearing, non-transferable promissory note, promptly after the Expiration Date. The Note will entitle the Member to be paid an amount equal to the net asset value, determined as of the Repurchase Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). This amount will be the value of the Member’s capital account (or the portion thereof being purchased) determined as of the Repurchase Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. The Note will entitle the Member to receive the Initial Payment in an amount equal to at least 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Repurchase Date. Payment of this amount will be made no later than 30 days after the Repurchase Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, no later than 10 business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Note will also entitle a Member to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (a) the net asset value of the repurchased Interest tendered by the Member and accepted by the Fund for purchase as of the Repurchase Date, and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Repurchase Date occurs, over (b) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after March 31, 2007, the fiscal year-end of the Fund.

Although the Fund has retained the option to pay all or a portion of the purchase amount by distributing Marketable Securities, the purchase amount will be paid entirely in cash, except in the unlikely event that the Board of the Fund determines that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Fund or on the Members not tendering their Interests. In the unlikely event that the Fund determines to pay the purchase amount for the Interests with cash and by distributing marketable securities, each tendering Member will receive, in the same proportion, (a) an amount of cash and (b) an amount of the same marketable securities as any other tendering Member (valued in accordance with the Repurchase procedures adopted by the Board). There are costs and risks associated with the receipt of marketable securities in exchange for a Member’s Interest or portion thereof. For example, a Member may incur brokerage charges and other selling expenses if it sells its marketable securities, and the proceeds of any such sale of securities may be less than the cash value of a Member’s Interest or a portion thereof as of the Repurchase Date.

A Member that tenders for purchase only a portion of such Member’s Interest will be required to maintain a capital account balance equal to at least $50,000.

(iii) Members that desire to tender an Interest, or a portion of an Interest, for purchase must do so by 12:00 midnight, New York time, on Wednesday, December 13, 2006 (or if the Offer is extended, by any later Notice Date). The scheduled Expiration Date of the Offer (i.e., the date until which Members have the right to change their minds and withdraw any tenders of their Interests) is 12:00 midnight, New York time, Wednesday, December 13, 2006.

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase amount for tendered Interests, the net asset value of such Interests will be determined at the close of business on the last business day of the month after the month in which the Expiration Date occurs. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated November 14, 2006, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

(vi) The Fund’s Offer provides that a tender of Interests may be withdrawn at any time before 12:00 midnight, New York time, Wednesday, December 13, 2006. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) if the Fund has not yet accepted a Member’s tender of an Interest (or portion of an Interest) on or prior to Friday, January 12, 2006 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date.

(vii) Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Board, to the attention of Christopher Nagle, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Board, also to the attention of Christopher Nagle, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Board, either by mail or by fax, no later than 12:00 midnight, New York time, on Wednesday, December 13, 2006 (or if the Offer is extended, by any later Notice Date). The Fund recommends that all documents be submitted to the Board by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to the Board must also send or deliver the original completed and executed Letter of Transmittal to the Board promptly thereafter.

Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Board at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Interest.

(ix) If Interests in excess of $2,400,000 are duly tendered to the Fund prior to the Notice Date and not withdrawn prior to the Expiration Date, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Date and not withdrawn prior to the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time.

(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund and will generally reduce (but not below zero) its adjusted tax basis in its Interest by the amount of cash and the fair market value of property distributed to such Member. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member’s then adjusted tax basis in such Member’s Interest. A Member’s basis in such Member’s Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member’s Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund for cash may generally recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member’s then adjusted tax basis in such Member’s Interest.

(2) Not applicable.

(b) Any Interests to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Private Placement Memorandum and the Fund Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Private Placement

Memorandum also states that the Investment Manager expects that it will recommend to the Board that the Fund purchase Interests from Members annually each year, on December 31, (or, if any such date is not a business day, on the immediately preceding business day).

The Fund has not previously offered to purchase Interests from Members pursuant to written tenders.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Investment Manager or the Board or any person controlling the Fund, the Investment Manager or the Board; and (ii) any other person, with respect to the Interests. However, the Operating Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the Operating Agreement, to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request (whether in a single purchase offer or multiple consecutive offers within the two-year period).

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a) The purpose of the Offer is to provide liquidity to Members that hold Interests as contemplated by and in accordance with the procedures set out in the Private Placement Memorandum and the Operating Agreement.

(b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Private Placement Memorandum. The Fund currently expects that it will accept subscriptions for Interests as of the first day of each calendar month, but is under no obligation to do so, and may do so more frequently as determined by the Board.

(c) None of the Fund, the Investment Manager and the Board has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests on the first business day of each calendar month and from time to time in the discretion of the Board), or the disposition of Interests (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund all or a portion of the purchase amount for Interests acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the Operating Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A §229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed $2,400,000 (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; (iii) withdrawals of its capital from the investment funds in which the Fund invests; and (iv) possibly borrowings, as described in paragraph (d) below. The Fund will segregate, with its custodian, cash, liquid securities or interests in investment funds that the Fund has requested to be withdrawn (or any combination of them) equal to the value of the amount estimated to be paid under any Note as described above.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Investment Manager and the Board has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in the Board’s sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Interests, subject to compliance with applicable law. If the Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, PFPC, Inc., to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER

(a) Not Applicable;

(b) There have been no transactions involving Interests that were effected during the past 60 days by the Fund, the Investment Manager, any member of the Board or any person controlling the Fund or the Investment Manager.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS

(a) (1) Reference is made to the (i) audited financial statements of the Fund for the fiscal year ended March 31, 2006, which the Fund has prepared and furnished to Members and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on June 9, 2006, and (ii) unaudited financial statements of the Fund for the semi-annual period ended September 30, 2005, which the Fund prepared and furnished to Members and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on December 8, 2005; which both of such filings are incorporated herein by reference in their entirety.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

(3) Not applicable.

(4) The Fund does not have shares, and consequently does not have book value per share information.

(b) The Fund’s assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION

(a)    (1) None

(2) None

(3) Not Applicable

(4) Not Applicable

(5) None

(b)    None

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase

C.	Form of Transmittal Letter

D.	Form of Notice of Withdrawal of Tender

E.	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Interests

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

MEZZACAPPA PARTNERS, LLC

By:	/s/ Christopher Nagle
Name:	Christopher Nagle
Title:	Secretary

Dated: November 14, 2006

EXHIBIT INDEX

EXHIBIT

A	Cover Letter to Offer to Purchase and Letter of Transmittal

B	Offer to Purchase

C	Form of Letter of Transmittal

D	Form of Notice of Withdrawal of Tender

E	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Interests

EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR INTERESTS AT THIS

TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE

FUND’S TENDER OFFER.

November 14, 2006

Dear Member:

We are writing to inform you of important dates relating to a tender offer by Mezzacappa Partners, LLC (the “Fund”). If you are not interested in redeeming your limited liability company interests or a portion of your interests in the Fund (the “Interests”) at this time, please disregard this notice and take no action.

The tender offer period will begin on Tuesday, November 14, 2006 and will end at 12:00 midnight New York time on Wednesday, December 13, 2006. The purpose of the tender offer is to provide liquidity to Members of the Fund that hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope no later than Wednesday, December 13, 2006. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

All tenders of Interests must be received by the Fund’s Board of Managers (the “Board”), either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order no later than Wednesday, December 13, 2006.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call Christopher Nagle (212) 332-2000.

Sincerely,

Mezzacappa Partners, LLC

A-1

EXHIBIT B

OFFER TO PURCHASE

MEZZACAPPA PARTNERS, LLC

630 Fifth Avenue

Suite 2600

New York, New York 10111

OFFER TO PURCHASE INTERESTS

DATED NOVEMBER 14, 2006

LETTERS OF TRANSMITTAL MUST BE

RECEIVED BY MEZZACAPPA PARTNERS, LLC

BY WEDNESDAY, DECEMBER 13, 2006.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, NEW YORK TIME, ON WEDNESDAY, DECEMBER 13, 2006,

UNLESS THE OFFER IS EXTENDED

Ladies and Gentlemen:

Mezzacappa Partners, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase for cash and/or securities for which market quotations are readily available (“Marketable Securities”) on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Interests or portions of Interests up to $2,400,000 pursuant to tenders by members of the Fund (“Members”) at a price equal to their net asset value as of December 31, 2006. (As used in this Offer, the term “Interest” or “Interests,” as the context requires, will refer to the limited liability company interests in the Fund representing beneficial interests in the Fund.) Members that desire to tender an Interest, or a portion of an Interest, for purchase must do so by 12:00 midnight, New York time on Wednesday, December 13, 2006 (the “Initial Notice Date”), subject to any extension of the Offer. The later of the Initial Notice Date or the latest time and date that the Fund designates as the deadline for Members to tender an Interest, or a portion of an Interest, for purchase is called the “Notice Date.” Members have the right to change their minds and withdraw any tenders of their Interests until 12:00 midnight, New York time, on Wednesday, December 13, 2006 (the “Initial Expiration Date”), or such later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer remains revocable is called the “Expiration Date.” If the Fund elects to extend the tender period, for the purpose of determining the value of the Interests tendered for purchase, the net asset value of such Interests will be determined at the close of business on the last business day of the month after the month in which the Expiration Date occurs. This Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s limited liability company agreement dated July 1, 2005 (as it may be amended, modified or otherwise supplemented from time to time, the “Fund Agreement”).

Members should realize that the value of the Interests tendered in this Offer likely will change between September 30, 2006 (the last time net asset value was calculated) and December 31, 2006, when the value of the Interests tendered to the Fund for purchase will be determined. Members tendering their Interest should also note that they will remain Members in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through December 31, 2006, the valuation date of the Offer when the net asset value of their Interest is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact Mezzacappa Investors, LLC, the Fund’s investment manager (the “Investment Manager”), at (212) 332-2000 or at 630 Fifth Avenue, Suite 2600, New York, New York 10111, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (New York time).

Members desiring to tender all or any portion of their Interest in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set out below.

Important

None of the Fund, its Investment Manager or its Board of Managers makes any recommendation to any Member as to whether to tender or refrain from tendering Interests. Members must make their own decisions whether to tender Interests, and, if they choose to do so, the portion of their Interests to tender.

Because each Member’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to Mezzacappa Investors, LLC.

Mezzacappa Partners, LLC

630 Fifth Avenue

Suite 2600

New York, New York 10111

Attn: Christopher Nagle

Phone: (212) 332-2000

Fax:     (212) 332-5306

1.	SUMMARY TERM SHEET.

This Summary Term Sheet highlights certain information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•	The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to purchase Interests in an amount up to $2,400,000. We will purchase your Interests at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to redeem) calculated as of the Valuation Date (as defined below). If you desire to tender an Interest, or a portion of an Interest, for purchase, you must do so by 12:00 midnight, New York time, on Wednesday, December 13, 2006 (or if the Offer is extended, by any later Notice Date). You have the right to change your mind and withdraw any tenders of your Interest until 12:00 midnight New York time, on Wednesday, December 13, 2006 (or if the Offer is extended, until any later Expiration Date). The net asset value of Interests will be calculated for this purpose as of December 31, 2006 or, if the Offer is extended, on the last business day of the month following the month in which the Expiration Date occurs (the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund’s audit for its fiscal year ending March 31, 2007, which the Fund expects will be completed by the end of May 2007 and that net asset value will be used to determine the final amount paid for tendered Interests.

•	You may tender your entire Interest, or a portion of your Interest (defined as a specific dollar value) up to an amount such that you maintain the minimum required capital account balance of $50,000 after the purchase of Interests. If you tender your entire Interest (or a portion of your Interest) and we purchase that Interest, we will give you a non-interest bearing, non-transferable promissory note (the “Note”) entitling you to an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund Agreement) determined as of December 31, 2006 (or if the Offer is extended, the net asset value determined on the Valuation Date).

•	The Note will be mailed to you and will entitle you to an initial payment in cash and/or Marketable Securities (valued in accordance with the valuation procedures adopted by the Fund’s board of managers (the “Board of Managers” or “Board”)) equal to at least 95% of the unaudited net asset value of the Interest (the “Initial Payment”), which will be paid to you no later than 30 days after the Valuation Date or, if we have requested withdrawals of capital from any investment funds in order to fund the purchase of Interests, no later than ten business days after we have received at least 95% of the aggregate amount withdrawn from such investment funds.

•	The Note will also entitle you to a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (a) the net asset value of the Interest tendered and purchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (b) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. See Section 7.

•

If you tender only a portion of your Interest, you will be required to maintain a capital account balance equal to at least $50,000. In addition to those circumstances described in Section 8 in which the Fund is not required to accept tendered Interests, we reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less than the required minimum balance of $50,000. See Section 4.

•	If we accept the tender of your entire Interest or a portion of your Interest, we will pay you the proceeds from one or more of the following sources: cash on hand, withdrawals of capital from the investment funds in which we invest, the proceeds of the sale of portfolio securities held by the Fund, or borrowings. See Section 7.

•	Following this Summary Term Sheet is a formal notice of the Offer to Purchase your Interests. If you desire to tender an Interest, or a portion of an Interest, for purchase, you must do so by 12:00 midnight, New York time, on Wednesday, December 13, 2006 (or if the Offer is extended, by any later Notice Date). You have the right to change your mind and withdraw any tenders of your Interest until 12:00 midnight New York time, on Wednesday, December 13, 2006 (or if the Offer is extended, until any later Expiration Date). Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of an Interest (or portion of an Interest) on or prior to Friday, January 12, 2006 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Interest after such date. See Section 6.

•	If you would like us to purchase your entire Interest or a portion of your Interest, you should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with our Offer, to Mezzacappa Partners, LLC, 630 Fifth Avenue, Suite 2600, New York, New York 10111, Attn: Christopher Nagle; or (ii) fax it to the Fund at (212) 332-5306, so that it is received before 12:00 midnight, New York time, on WEDNESDAY, DECEMBER 13, 2006. IF YOU CHOOSE TO FAX THE LETTER OF TRANSMITTAL, YOU SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO THE FUND PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON WEDNESDAY, DECEMBER 13, 2006). See Section 5. The value of your Interests may change between September 30, 2006 (the last time net asset value was calculated) and December 31, 2006 when the value of the Interests being purchased will be determined. See Section 3.

•	As of September 31, 2006, there was approximately $27,311,623.40 outstanding in capital of the Fund, represented by Interests (based on the estimated unaudited net asset value of such Interests). If you would like to obtain the estimated net asset value of your Interest, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Investment Manager at (212) 332-2000 or at the address listed on the cover page to this Offer, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (New York time). See Section 3.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of this Offer is to provide liquidity to the Members that hold Interests in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s confidential Private Placement Memorandum dated July 1, 2005 (as it may be amended, modified or otherwise supplemented from time to time, the “Private Placement Memorandum”), and the Fund Agreement. The Private Placement Memorandum and the Fund Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from time to time from Members pursuant to written tenders. The Private Placement Memorandum also states that the Investment Manager expects that it will recommend to the Board that the Fund purchase Interests from Members semi-annually each year, on each June 30 and December 31, (or, if any such date is not a business day, on the immediately preceding business day). The Fund has not previously offered to purchase Interests from Members.

Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Board, the Board has determined to cause the Fund to make this Offer, after consideration of various matters, including but not limited to those set out in the Private Placement Memorandum and the Fund Agreement and the recommendations of the Investment Manager. The Investment Manager intends to recommend to the Board that the Fund offer to purchase Interests, or portions of them, on a semi-annual basis each year, but the Board may determine not to accept such recommendations from time to time.

The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time. Payment for Interests and portions of Interests purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Private Placement Memorandum. The Fund currently expects that it will accept subscriptions for Interests as of the first business day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board.

The tender of an Interest (or portion of an Interest) by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Interest is purchased. You should also realize that although the Offer expires on Wednesday, December 13, 2006 (and that if you desire to tender an Interest, or a portion of an Interest, for purchase, you must do so by Wednesday, December 13, 2006), you remain a Member of the Fund with respect to the Interest you tendered that is accepted for purchase by the Fund through December 31, 2006, when the net asset value of your Interest is calculated.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Interests up to $2,400,000 that are tendered by Members by 12:00 midnight, New York time, on Wednesday, December 13, 2006 (or if the Offer is extended, by any later Notice Date), and not withdrawn (as provided in Section 6 below) prior to 12:00 midnight, New York time, on Wednesday, December 13, 2006 (or if the Offer is extended, prior to any later Expiration Date). The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Interests tendered for purchase will be their net asset value as of December 31, 2006 or, if the Offer is extended, on the last business day of the month following the month in which the Offer expires, such time and date being the Valuation Date, payable as set out in Section 7. The determination of the net asset value of Interests as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, Members may tender their entire Interest, or a portion of their Interest (defined as a specific dollar value) up to an amount such that they maintain the minimum required capital account balance of $50,000 after the purchase of Interests. If a Member tenders an amount that would cause the

Member’s capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained or to purchase the Member’s entire Interest in the Fund. The Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Interests being tendered.

If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to $2,400,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Interests in excess of $2,400,000 are duly tendered to the Fund prior to the Notice Date and not withdrawn prior to the Expiration Date pursuant to Section 6 below, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to the Notice Date and not withdrawn prior to the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Members wishing to tender Interests pursuant to this Offer to Purchase should send or deliver by Wednesday, December 13, 2006 (or if the Offer is extended, by any later Notice Date) a completed and executed Letter of Transmittal to the Fund, to the attention of Christopher Nagle, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, also to the attention of Christopher Nagle, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 12:00 midnight, New York time, on Wednesday, December 13, 2006 (or if the Offer is extended, no later than any later Notice Date).

The Fund recommends that all documents be submitted to the Fund via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to the Fund must also send or deliver the original completed and executed Letter of Transmittal to the Fund promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest, including, but not limited to, the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund’s Board, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Investment Manager or the Board will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS.

The Offer provides that a tender of Interests may be withdrawn by a Member at any time before 12:00 midnight, New York time, Wednesday, December 13, 2006 (or if the Offer is extended, before any later Expiration Date). Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice

Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Member’s tender of an Interest (or portion of an Interest) on or prior to Friday, January 12, 2006 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date. To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest. As stated in Section 3 above, the amount offered for the Interests tendered by Members will be the net asset value thereof as of December 31, 2006, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the last business day of the month following the month in which the Offer expires. The net asset value will be determined after all allocations to capital accounts of the Members required to be made by the Fund Agreement have been made. The Fund will not pay interest on the purchase amount.

For Members that tender their Interest or a portion thereof that is accepted for purchase, payment of the purchase amount will consist of the Note, a non-interest-bearing non-transferable promissory note. The Note will entitle the Member to receive the Initial Payment in an amount equal to at least 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date, which is expected to be December 31, 2006. Payment of this amount will be made no later than 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, no later than ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Note will also entitle a Member to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date and based on the audited financial statements of the Fund for its fiscal year ending March 31, 2007, over (b) the Initial Payment. The Post-Audit Payment will be payable (in the manner set out below) promptly after completion of the audit of the financial statements of the Fund for its fiscal year. It is anticipated that the audit of the Fund’s financial statements will be completed no later than 60 days after March 31, 2007.

Although the Fund has retained the option to pay all or a portion of the purchase amount by distributing Marketable Securities, the purchase amount will be paid entirely in cash, except in the unlikely event that the General Partner determines that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Fund or on the Members not tendering their Interests. In the unlikely event that the Fund determines to pay the purchase amount for the Interests with cash and by distributing Marketable Securities, each tendering Member will receive, in the same proportion, (a) an amount of cash and (b) an amount of the same Marketable Securities as any other tendering Member (valued in accordance with the valuation procedures adopted by the Board). There are costs and risks associated with the receipt of Marketable Securities in exchange for a Member’s Interest or portion thereof. For example, a Member may incur brokerage charges and other selling expenses if it sells its Marketable Securities, and the proceeds of any such sale of securities may be less than the cash value of a Member’s Interest or a portion thereof as of the Valuation Date.

The Note pursuant to which a tendering Member will receive the Initial Payment and Post-Audit Payment (together, the “Cash Payment”) will be mailed directly to the tendering Member. Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Member to an account designated by the Member in the Letter of Transmittal.

The Fund will make payment for Interests it purchases pursuant to the Offer from one or more of the following sources: (a) cash on hand; (b) withdrawals of capital from the investment funds in which the Fund invests; (c) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (d) possibly borrowings. Upon its acceptance of tendered Interests for purchase, the Fund will segregate with its custodian and maintain daily on its books a segregated account consisting of cash, liquid securities or interests in the investment funds that the Fund has requested be withdrawn (or any combination of them) equal to the value of the unpaid amount estimated to be paid under the Note, as described above. None of the Fund, the Board nor the Investment Manager has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Interests, subject to compliance with applicable law, through borrowings. If the Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, PFPC, Inc., to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Members, withdrawal of capital from the investment funds in which it invests or the proceeds of the sale of securities held by the Fund.

8.	CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. In the event that the Fund so elects to extend the tender period, for the purpose of determining the purchase amount for tendered Interests, the net asset value of such Interests will be determined as of the close of business on the last business day of the month following the month in which the Offer expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Board determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company. It was organized as a Delaware limited liability company on April 5, 2005. Subscriptions for Interests of the Fund were first accepted for investment as of July 1, 2005. The principal office of the Fund is located at 630 Fifth Avenue, Suite 2600, New York, New York 10111 and the telephone number is (212) 332-2000. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund Agreement.

None of the Fund, the Investment Manager and the Board of Managers has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests on the first business day of each calendar month and from time to time in the discretion of the Board), or the disposition of Interests (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund all or a portion of the amount offered for the purchase of Interests pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the Fund Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

There have been no transactions involving Interests that were effected during the past 60 days by the Fund, the Investment Manager, any member of the Board or any person controlling the Fund or the Investment Manager.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member’s then adjusted tax basis in such Member’s Interest. A Member’s basis in such Member’s Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member’s basis in such Member’s Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member’s Interest is taxable as capital gain or ordinary income, depending on the circumstances. If the Fund purchases a Member’s entire Interest, the Member may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member’s then adjusted tax basis in such Member’s Interest.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

Reference is made to the audited financial statements of the Fund for the fiscal year ended March 31, 2006, which the Fund has prepared and furnished to Members and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on June 9, 2006, and which are incorporated herein by reference in their entirety.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on the first page of the Letter of Transmittal or from the Securities and Exchange Commission’s internet web site, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, DC 20549.

EXHIBIT C

LETTER OF TRANSMITTAL

Regarding Interests in

MEZZACAPPA PARTNERS, LLC

Tendered Pursuant to the Offer to Purchase

Dated November 14, 2006

THIS LETTER OF TRANSMITTAL MUST BE

RECEIVED BY MEZZACAPPA PARTNERS, LLC

BY WEDNESDAY, DECEMBER 13, 2006.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 12:00 MIDNIGHT, NEW YORK TIME, ON WEDNESDAY, DECEMBER 13, 2006,

UNLESS THE OFFER IS EXTENDED.

Complete This Letter Of Transmittal And Return Or Deliver To:

Mezzacappa Partners, LLC

630 Fifth Avenue

Suite 26000

New York, New York 10111

Attn: Christopher Nagle

For additional information:

Phone: (212) 332-2000

Fax: (212) 332-5306

Ladies and Gentlemen:

The undersigned hereby tenders to Mezzacappa Partners, LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the “Fund”), the limited liability company interest in the Fund or portion thereof (the “Interest” or “Interests” as the context requires) held by the undersigned, described and specified below, on the terms and conditions set out in the offer to purchase, dated November 14, 2006 (the “Offer”), receipt of which is hereby acknowledged, and in this Letter of Transmittal. THE OFFER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET OUT IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN THE FUND’S BOARD OF MANAGERS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Interest tendered pursuant to this Letter of Transmittal. The undersigned warrants that it has full authority to sell the Interest tendered hereby and that the Fund will acquire good title to the Interest, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to this sale, and not subject to any adverse claim, when and to the extent the Interest is purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set out in the Offer, the Fund may not be required to purchase the Interest tendered hereby.

A promissory note for the value of the purchased Interest will be mailed to the undersigned. The initial payment of the purchase amount for the Interest tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned in this Letter of Transmittal. The undersigned understands that in the event any payment for the Interest tendered hereby is in the form of securities for which market quotations are readily available, such payment will be made by means of a special arrangement between the undersigned and the Fund, separate from this Letter of Transmittal and the Offer.

The promissory note will also reflect the “Post-Audit Payment” portion of the purchase amount, if any, as described in Section 7 of the Offer. Any Post-Audit Payment of cash due pursuant to the Note will also be made by wire transfer of the funds to the undersigned’s account as provided herein. The undersigned recognizes that the amount of the initial payment of the purchase amount for Interests will be based on the unaudited net asset value of the Fund as of December 31, 2006, subject to an extension of the Offer as described in Section 8 of the Offer. The Post-Audit Payment portion of the purchase amount, if any, will be determined upon completion of the audit of the Partnership’s financial statements, which is anticipated to be completed no later than 60 days after March 31, 2007, the Partnership’s fiscal year-end, and will be paid promptly thereafter.

All authority conferred or agreed to be conferred in this Letter of Transmittal will survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 6 of the Offer, this tender is irrevocable.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO: MEZZACAPPA PARTNERS, LLC, 630 FIFTH AVENUE, SUITE 2600, NEW YORK, NEW YORK 10111, ATTN: CHRISTOPHER NAGLE. FOR ADDITIONAL INFORMATION: PHONE: (212) 332-2000 OR FAX: (212) 332-5306.

PART 1.	NAME AND ADDRESS:

Name of Member:
Social Security No.
or Taxpayer
Identification No.:

Telephone Number:

PART 2.	AMOUNT OF INTEREST BEING TENDERED:

☐ The undersigned’s entire Interest.

☐ A portion of the undersigned’s Interest expressed as a specific dollar value.

Note: A minimum interest with a value greater than $50,000 (after taking into account this tender) must be maintained (the “Required Minimum Balance”).*

☐ That portion of the undersigned’s Interest in excess of the Required Minimum Balance.

*The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned’s capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3.	PAYMENT:

CASH PAYMENT

Cash payments will be wire transferred to the following account:

Name of Bank

Address of Bank

ABA Number

Account Number

Name Under Which Account is Held

PROMISSORY NOTE

The promissory note reflecting both the initial payment and the Post-Audit Payment portion of the purchase amount, as applicable, will be mailed directly to the undersigned at the address of the undersigned as maintained in the books and records of the Fund.

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:	FOR OTHER INVESTORS:

Signature	Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Print Name of Investor	Signature
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Joint Tenant Signature if necessary	Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Print Name of Joint Tenant	Co-Signatory if necessary
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Print Name and Title of Co-signatory

Date:

EXHIBIT D

NOTICE OF WITHDRAWAL OF TENDER

Regarding Interests in

MEZZACAPPA PARTNERS, LLC

Tendered Pursuant to the Offer to Purchase

Dated November 14, 2006

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE

AT, AND THIS NOTICE OF WITHDRAWAL MUST BE

RECEIVED BY MEZZACAPPA PARTNERS, LLC BY,

12:00 MIDNIGHT, NEW YORK TIME, ON WEDNESDAY, DECEMBER 13, 2006, UNLESS THE

OFFER IS EXTENDED.

Complete This Notice of Withdrawal And Return Or Deliver To:

Mezzacappa Partners, LLC

630 Fifth Avenue

Suite 2600

New York, New York 10111

Attn: Christopher Nagle

For additional information:

Phone: (212) 332-2000

Fax: (212) 332-5306

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its limited liability company interest (the “Interest”) in Mezzacappa Partners, LLC (the “Fund”), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated.

Such tender was in the amount of:

☐	The undersigned’s entire Interest.

☐	A portion of the undersigned’s Interest expressed as a specific dollar value.

☐	That portion of the undersigned’s Interest in excess of the required minimum balance ($50,000).

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the undersigned’s interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:	FOR OTHER INVESTORS:

Signature	Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Print Name of Investor	Signature (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

D-1

Joint Tenant Signature if necessary	Print Name of Signatory and Title

(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Print Name of Joint Tenant	Co-signatory if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Print Name and Title of Co-Signatory

Date:

D-2

EXHIBIT E

FORMS OF LETTERS FROM THE FUND TO LIMITED PARTNERS IN

CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

THE FOLLOWING LETTERS ARE BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE FUND.

[            ], 2006

Dear Member:

Mezzacappa Partners, LLC (the “Fund”) has received and accepted for purchase your tender of your limited liability company interest in the Fund.

Because you have tendered and the Fund has purchased your entire investment, you have been paid a note (the “Note”) entitling you to receive an initial payment in an amount equal to at least 95% of the purchase value of the purchased interest in the Fund based on the unaudited net asset value of the Fund as of December 31, 2006, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated no later than December 13, 2006, unless the valuation date of the interests in the Fund has changed, or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you after the completion of the Fund’s fiscal year-end audit for the fiscal year ending March 31, 2007 and is subject to fiscal year-end audit adjustment. This amount will be paid promptly after the conclusion of the fiscal year-end audit according to the terms of the tender offer. We expect this audit to be completed by the end of May 2007.

Should you have any questions, please feel free to contact Christopher Nagle at Mezzacappa Management, LLC at (212) 332-2000.

Sincerely,

Mezzacappa Partners, LLC

Enclosure

[            ], 2006

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in Mezzacappa Partners, LLC (the “Fund”).

Because you have tendered and the Fund has purchased your entire investment, you have been paid an amount equal to at least 95% of the value of the purchased interest in the Fund based on the unaudited net asset value of the Fund as of December 31, 2006, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal dated ________.

The balance of the purchase amount, if any, will be paid to you after the completion of the Fund’s fiscal year-end audit for the fiscal year ending March 31, 2007 and is subject to fiscal year-end audit adjustment. This amount will be paid promptly after the conclusion of the fiscal year-end audit according to the terms of the tender offer. We expect this audit to be completed by the end of May 2007.

Should you have any questions, please feel free to contact Christopher Nagle at Mezzacappa Management, LLC at (212) 332-3000.

Sincerely,

Mezzacappa Partners, LLC

Enclosure

THE FOLLOWING LETTERS ARE BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.

[            ], 2006

Dear Member:

Mezzacappa Partners, LLC (the “Fund”) has received and accepted for purchase your tender of a portion of your limited liability company interest in the Fund.

Because you have tendered and the Fund has purchased a portion of your investment, you have been paid a note (the “Note”). The Note entitles you to receive an initial payment in an amount equal to at least 95% of the value of the purchased interest in the Fund based on the unaudited net asset value of the Fund as of December 31, 2006, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated no later than December 13, 2006, unless the valuation date of the interests in the Fund has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it invests, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer.

The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you after the completion of the Fund’s fiscal year-end audit for the fiscal year ending March 31, 2007 and is subject to fiscal year-end audit adjustment. This amount will be paid promptly after the conclusion of the fiscal year-end audit according to the terms of the tender offer. We expect this audit to be completed by the end of May 2007.

You remain a member of the Fund with respect to the portion of your interest in the Fund that you did not tender.

Should you have any questions, please feel free to contact Christopher Nagle at Mezzacappa Management, LLC at (212) 332-2000.

Sincerely,

Mezzacappa Partners, LLC

Enclosure

[            ], 2006

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in Mezzacappa Partners, LLC (the “Fund”).

Because you have tendered and the Fund has purchased a portion of your investment, you have been paid an amount equal to at least 95% of the value of the purchased interest in the Fund based on the unaudited net asset value of the Fund as of December 31, 2006, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal dated ______.

The balance of the purchase amount, if any, will be paid to you after the completion of the Fund’s fiscal year-end audit for the fiscal year ending March 31, 2007 and is subject to fiscal year-end audit adjustment. This amount will be paid promptly after the conclusion of the fiscal year-end audit according to the terms of the tender offer. We expect this audit to be completed by the end of May 2007.

You remain a member of the Fund with respect to the portion of your interest in the Fund that you did not tender.

Should you have any questions, please feel free to contact Christopher Nagle at Mezzacappa Management, LLC at (212) 332-2000.

Sincerely,

Mezzacappa Partners, LLC

Enclosure

E-4